
November 23, 2022

James B. Archer
President and Chief Executive Officer
Target Hospitality Corp.
9320 Lakeside Boulevard, Suite 300
The Woodlands, TX 77381

>**Re: Target Hospitality Corp.**
>**Registration Statement on Form S-4**
>**Filed November 18, 2022**
>**File No. 333-268474**

Dear James B. Archer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey J. Pellegrino, Esq.